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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Digital Recorders, Inc.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

253869 10 1

(CUSIP Number)

Thurman L. Willis, Jr.

P.O. Box 415

Monticello, GA 31064

(706) 476-0979

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 253869 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thurman L. Willis, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 100,000 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 100,000 10 SHARED DISPOSITIVE POWER 222,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON* IN

*	See Instructions

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by and on behalf of Thurman L. Willis, Jr. (the “Reporting Person”). This Amendment No. 1 relates and amends the Schedule 13D originally filed on May 9, 2005 by and on behalf of the Reporting Person. The purpose of this Amendment No. 1 is to report that the Reporting Person’s beneficial ownership of the common stock, par value $0.10 per share (the “Common Stock”) of Digital Recorders, Inc., a North Carolina corporation (the “Issuer”), is no longer more than five percent. Pursuant to Rule 13d-2(b) under the Exchange Act, following this Amendment No. 1, the Reporting Person will not be required to make additional filings with respect to the Common Stock of the Issuer.

Item 1.	Security and Issuer.

Unchanged.

Item 2.	Identity and Background

Unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.	Purpose of Transaction.

Unchanged.

Item 5.	Interest in Securities of the Issuer.

(a)	See Boxes 11 and 13 of cover page 2. The Reporting Person’s percentage ownership of Common Stock as of July 25, 2005 is based on 9,660,848 shares of Common Stock outstanding as of May 13, 2005, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission on May 17, 2005.

(b)	See Boxes 7-10 of cover page 2. As of July 25, 2005, the Reporting Person shares discretionary authority over 222,000 shares held for the benefit of a number of individuals. No voting or similar agreements exist between such individuals or between the Reporting Person and such individuals.

(c)	The Reporting Person has made the following transactions in the Common Stock during the 60 days ended July 25, 2005:

Date	Type of Transaction	Number of Shares	Price Per Share
May 25, 2005	Purchase	5,000	$2.05
May 27, 2005	Purchase	9,000	$2.10-$2.12
May 31, 2005	Sale	25,000	$2.32
June 1, 2005	Sale	2,400	$2.30
June 2, 2005	Sale	2,600	$2.30
June 3, 2005	Purchase	5,250	$2.39-$2.49
June 6, 2005	Purchase	7,500	$2.40-$2.45
June 7, 2005	Purchase	33,725	$2.35-$2.46
June 8, 2005	Purchase	16,275	$2.32-$2.35
June 9, 2005	Purchase	6,750	$2.23-$2.25
June 10, 2005	Purchase	10,000	$2.29-$2.41
June 14, 2005	Purchase	9,000	$2.33-$2.40
June 20, 2005	Sale	953	$2.30
July 8, 2005	Sale	69,047	$2.82
July 22, 2005	Sale	8,000	$2.91-$2.97
July 25, 2005	Sale	256,500	$3.28-$3.59

Each of the above transactions were done in the open market through a broker.

(d)	Unchanged.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on July 25, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2005

By:	/s/ Thurman L. Willis, Jr.
Thurman L. Willis, Jr.